

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2010

Scott M. Colosi
Chief Financial Officer
Texas Roadhouse, Inc.
6040 Dutchman Lane, Suite 200
Louisville, Kentucky 40205

> **Re: Texas Roadhouse, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2009**
> **Filed on February 26, 2010**
> **File No. 000-50972**

Dear Mr. Colosi:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief